                               [INVACARE LOGO]

                      [INVACARE CORPORATION LETTERHEAD]



                                                         January 30, 1997



Ms. Leslie R. Jones, Esq.
Vice President and General Counsel
Healthdyne Technologies, Inc.
1255 Kennestone Circle
Marietta, GA  30066

Dear Ms. Jones:

     We have reviewed your press release of January 28, 1997 urging your shareholders to postpone any decision on our offer until Healthdyne has had an opportunity to make its recommendation. While we share your desire that your shareholders act in an informed manner, and we continue to look forward to evaluating the information you have promised for release in early February, we must take exception to the schedule you have proposed in your press release for Healthdyne's response.

     You have indicated that Healthdyne will send its recommendation to its shareholders "no later than February 10, 1997." Our understanding of the tender offer rules, however, is that you are obligated to make such recommendation no later than Friday, February 7, 1997. Under Rule 14e-2, the position of the subject company must be disseminated to its shareholders "no later than 10 business days from the date the tender offer is first published or sent or given." Our tender offer was so published and commenced on Monday, January 27, 1997. Rule 14d-1(c)(6) provides that the term "business day" means any day other than a Saturday, Sunday or federal holiday, and in computing any time period under the tender offer rules, "the date of the event which begins the running of such time period shall be included," unless such beginning date is not itself a business day. Consequently, 10 business days from Monday, January 27, 1997, inclusive of such business day, is Friday, February 7, 1997.

     We are sure your January 28 press release reflects a good faith miscalculation or misunderstanding of the tender offer rules on your part, and we felt it would be in everyone's interest for us to highlight this issue to you promptly. You may want to consider issuing a corrective press release so that your shareholders have an accurate understanding of the deadline for Healthdyne's response in considering their options.

                                  Sincerely,


                                  /s/ Thomas R. Miklich

                                  Thomas R. Miklich
                                  Chief Financial Officer
                                  and General Counsel


TRM; bjh